EXHIBIT 99.1

T 604.682.3701 F 604.682.3600 ir@levon.com www.levon.com Suite 900, 570 Granville Street Vancouver, BC V6C 3P1

SX Trading symbol: LVN
Berlin & Frankfurt: LO9
April 30, 2014	US OTC: LVNVF

LEVON INTERSECTS 308 M OF 70.77 G/T AG EQ INCLUDING 36 M OF 255.96 G/T AG EQ FROM SURFACE, IN THE CENTER OF THE CORDERO RESOURCE CHIHUAHUA, MEXICO

Levon Resources Ltd. ("Levon" or "the Company") (TSX Symbol: LVN) is pleased to report final drill hole assays from the Phase 4 drilling completed February 13, 2014 on the recently acquired Aida claim (see news release dated July 10, 2013) at the Company's wholly owned Cordero project near Hidalgo Del Parral, Chihuahua, Mexico. Twenty four (24) core holes 13,072 metres (“m”) were drilled on a 100 to 150 m line spacing drill grid, testing the Aida claim which is located in the center of the Cordero resource (Technical report dated July 31, 2012, as amended and restated May 10, 2013).

Assays from the first 14 holes of the drill program were reported previously (February 26, 2014 press release, as corrected in the April 28, 2014 press release).

The results from the remaining 10 holes confirm mineralization extends from surface and to depths of 700 to 1000+ m, revealing wide, higher grade mineralization within volcanic feeders beneath the Cordero Felsic Volcanic Dome Complex (the “Dome”). The drill results establish that the Dome is mushroom shaped and mineralized to the surface. The stem feeders appear to elongate northeast through the strike direction of the Dome, and extend through the 600 m strike length of the Aida claim. The feeders consist of mineralized dacite and rhyolite dikes, and composite stocks which are gradational with the upper reaches of the mineralized Dome.

Drilling Highlights

Hole C14-267.

Hole C14-267 is a vertical hole drilled down the feeder stem of the Dome on section 443,100 m E through the Dome cap mineralization, and returned 308 m of 70.77 grams per tonne silver equivalent (g/t Ag Eq) (or 1010.2 feet (ft) of 2.28 ounces per metric tonne (oz/t) Ag Eq) (from 12 m to 320 m hole depths) including 36 m of 255.96 g/t Ag Eq (or 118.1 ft. at 8.23 oz/t Ag Eq) (hole depths 236 m to 272 m)

Table 1. Hole C14-267 composited drill assay intersections.*

HoleID	From m	To m	Interval m	Interval ft	g/t Ag Eq.	oz/t Ag Eq.	g/t Ag	g/t Au	% Zn	% Pb
C14-267	12	320	308	1010.5	70.77	2.28	26.40	0.082	1.07	0.43
Including C14-267	198	224	26	85.3	165.45	5.32	73.17	0.129	1.89	1.28
Including C14-267	236	272	36	118.1	255.96	8.23	80.39	0.137	5.05	1.16
Including C14-267	300	312	12	39.4	164.67	5.29	62.20	0.262	1.67	1.68
C14-267	384	456	72	236.2	46.73	1.50	14.44	0.02	0.65	0.50
C14-267	468	496	28	91.9	51.50	1.66	18.85	0.029	0.81	0.33

* (USD$6.00 NSR/t cutoff grade. Ag Eq calculated using $25/oz Ag, $1,000/oz Au, $1.00/lb Zn and Pb directly from the assays within the composited intervals).

Hole C14-266.

Hole C14-266 is collared on section 443,100 m E, 150 m south of C14-267 and is an angle hole (-60 degrees) drilled north intersecting 70 m of 26.11 g/t Ag Eq (229.6 ft of 0.84 oz/t Ag Eq) (0m to 70m hole depths) in the upper part of the Dome, and 268 m of 87.25 g/t Ag Eq (or 879 ft of 2.81 oz/t Ag Eq) (from 94 to 362 m) in the volcanic feeder beneath the Dome. The widest and highest grade intersection within the volcanic feeder in C14-266 is 46 m of 170.53 g/t Ag Eq (or 150.9 ft of 5.48 oz/t Ag Eq) (from 236m to 282m) with other wide 3+ oz/t Ag Eq intersections down hole (Table 2).

Table 2. Hole C14-266 composited drill assay intersections.*

HoleID	From m	To m	Interval m	Interval ft	g/t Ag Eq.	oz/t Ag Eq.	g/t Ag	g/t Au	% Zn	% Pb
C13-266	0	70	70	229.7	26.11	0.84	16.27	0.023	0.20	0.13
C13-266	94	362	268	879.3	87.25	2.81	37.42	0.067	0.99	0.73
Including C13-266	116	142	26	85.3	119.94	3.86	59.87	0.052	1.22	0.90
Including C13-266	172	228	56	183.7	101.06	3.25	50.54	0.065	0.86	0.89
Including C13-266	236	282	46	150.9	170.53	5.48	64.26	0.134	2.27	1.41
Including C13-266	294	312	18	59.1	193.65	6.23	75.59	0.16	2.27	1.81
C13-266	380	430	50	164.0	102.70	3.30	32.96	0.065	1.83	0.62
Including C13-266	402	430	28	91.9	153.43	4.93	51.37	0.096	2.64	0.94
C13-266	448	462	14	45.9	74.97	2.41	30.54	0.019	0.99	0.60

* (USD$6.00 NSR/t cutoff grade. Ag Eq calculated using $25/oz Ag, $1,000/oz Au, $1.00/lb Zn and Pb directly from the assays within the composited intervals).

“Finding the mineralized volcanic feeder zones beneath the Cordero Volcanic Dome Complex, gives us a new perspective on the project. The feeders are higher grade, with some big geometry right in the middle of the existing resource, and are capped by nearly continuous mineralization that comes right to the surface. These results were a direct result of being able to purchase the Aida claim consolidating our 100 % ownership of the District” said Ron Tremblay, President, CEO. “The latest drill holes complete the Phase 4 discovery drilling at Cordero, we look forward to seeing how the results affect the global resource, and the modeled economics of the pit designs.”

Geometry

The grid drilling indicates feeder zone map widths of about 130 m (425 ft) along the 443,100 m E drill section. Angle hole C13-257 is collared 300 m south of C14-266 and is -60 degrees drilled north along section 443,100 m E which intersected a southern part of the feeder. C13-257 returned 50 m of 150.89 g/t Ag Eq (or 164.0 ft. of 4.85 g/t Ag Eq) (270 to 320 m hole depths) and 72 m of 91.41 g/t Ag Eq (or 236.2 ft. of 2.94 oz/t Ag Eq) (334 m to 406 m hole depths) including 16 m of 268.2 g/t Ag Eq (or 52.5 ft. of 8.63 oz/t Ag Eq) (374 m to 390 m hole depths).

Hole C14-271. Hole C14-271 intersected the feeders about 160 m to the west on drill section 442,940 m E. Dome cap mineralization: 186 m of 52.71 g/t Ag Eq (or 610.2 ft of 1.69oz/t Ag Eq) (6 m to 192 m hole depths) and then intersected higher grade mineralization along the contact of the volcanic feeder zone with limestone host rocks over 32 m of 348 g/t Ag Eq (or 111.5 ft of 11.21 oz/t Ag Eq) (448 m to 482 m hole depths). The true width of the intersection is unknown.

Table 3. Hole C14-271 composited drill assay intersections.*

HoleID	From m	To m	Interval m	Interval ft	g/t Ag Eq.	oz/t Ag Eq.	g/t Ag	g/t Au	% Zn	% Pb
C14-271	6	192	186	610.2	52.71	1.69	26.98	0.087	0.36	0.45
C14-271	202	264	62	203.4	29.34	0.94	13.08	0.124	0.16	0.25
C14-271	290	308	18	59.1	16.90	0.54	6.17	0.04	0.21	0.13
C14-271	324	364	40	131.2	56.12	1.80	24.22	0.07	0.57	0.49
C14-271	448	482	34	111.5	348.57	11.21	161.02	0.176	3.63	2.95
Including C14-271	460	480	20	65.6	570.08	18.33	262.96	0.257	5.99	4.84

* (USD$6.00 NSR/t cutoff grade. Ag Eq calculated using $25/oz Ag, $1,000/oz Au, $1.00/lb Zn and Pb directly from the assays within the composited intervals).

Hole C14-274. Hole C14-274 is a -70 degree angle hole drilled west from the C14-271 drill site on section 442,940 m E. C14-274 drilled across the contact of the Dome, and the Pozo de Plata Diatreme Complex portion of the resource drilling through the mineralized cap, and intersecting 230 m of 52.22 g/t Ag Eq (or 754.4 ft. of 1.68 opt Ag Eq) (10 m to 240 m hole depths), including higher grades in mineralized breccias within the Dome (e.g. 30 m of 112.01 g/t Ag Eq (or 98.4 ft. of 3.60 oz/t Ag Eq) (158m to 188 m hole depths) (Table 4).

Table 4. Hole C14-274 drill assay composites.*

HoleID	From m	To m	Interval m	Interval ft	g/t Ag Eq.	oz/t Ag Eq.	g/t Ag	g/t Au	% Zn	% Pb
C14-274	10	240	230	754.6	52.22	1.68	25.28	0.151	0.33	0.44
Including C14-274	158	188	30	98.4	112.01	3.60	54.47	0.297	0.73	0.93
C14-274	288	312	24	78.7	68.78	2.21	32.37	0.243	0.31	0.66
C14-274	328	344.1	16.1	52.8	15.55	0.50	3.78	0.107	0.17	0.11

* (USD$6.00 NSR/t cutoff grade. Ag Eq calculated using $25/oz Ag, $1,000/oz Au, $1.00/lb Zn and Pb directly from the assays within the composited intervals).

Composite drill hole assays from the 24 hole drill program, drill maps and cross sections are posted on the Levon website for review (www.levon.com).

“The latest drill results are better than expected. Excellent down hole grade continuities of mineralization, are present in 22 of the 24 holes from surface. Wide, higher grade mineralized feeder zones in the center of the resource present a significant advance in the discovery drilling. Drill core geology and field evidence, indicate the Cordero resource is hosted within a chain of mineralized volcanoes, and related intrusives and diatremes that mineralized themselves during volcanism, forming locally mineralized constructional volcanic topography, which is still preserved. We believe these latest drill results are very positive for the project and its future” states Vic Chevillon, VP Exploration, Director.

Planned Resource Update

The drilling and 3D geologic modeling data are being assembled and forwarded to IMC for preparation of an updated Cordero resource estimate.

Assay Reporting

•	The final lab assays for Ag, Au, Zn, Pb from the 2 m sawed and continuously sampled core samples are summarized in this release.

•
Assays and calculated silver equivalent grams per metric tonne (g/t Ag Eq) are reported for the composited drill intersections in metres (m) and also in feet (ft), and troy ounces per metric tonne (oz/t Ag Eq).

•
Drill hole assay composites were calculated using the metal prices and cut offs that Independent Mining Consultants (IMC), and M3 Engineering and Technology (M3) used in their calculation of the Cordero resource, (see July 31, 2012 technical report, as amended and restated May 10, 2013) and modeling in the Preliminary Economic Analysis (PEA) (see March 12, 2012 PEA, as amended and restated May 8, 2013). The PEA provides the details of the NSR/t cutoff grade modeling. Management believes the metal prices used in the PEA continue to be realistic long term estimates, and the prices used are: USD$25/oz Ag, $1,000/oz Au, $1.00/ Pb Zn and Pb.

•	Composite intervals were selected using a USD $6 NSR/t cut-off which equates to about 10 g/t Ag Eq. Minimum down hole grade continuity is 10 m in any of the composites.

•	The composites were calculated directly from the assays and represent in-situ Ag Eq.

Qualified Person

Vic Chevillon, AIPG QPG # 11054, the Company's VP, Exploration and a qualified person as such term is defined in NI 43-101 of the Canadian Securities Administrators has reviewed and approved this news release.

About Levon Resources

Levon is a well-funded gold and precious metals exploration Company, exploring the company's 100% owned flagship Cordero bulk tonnage silver, gold, zinc, and lead project near Hidalgo Del Parral, Chihuahua, Mexico.

Levon's most recent mineral resource estimate is contained in a technical report prepared by IMC titled “Cordero Project June 2012 Mineral Resource Update, Chihuahua, Mexico” dated July 31, 2012, as amended and restated May 10, 2013, which is filed under the Company’s profile at www.sedar.com.

For further information, contact the Company IR Direct at 604-682-2991, or main office number 604-682-3701.

ON BEHALF OF THE BOARD

"Ron Tremblay"
______________________________

Ron Tremblay

President and Chief Executive Officer

Safe Harbour Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the Toronto Stock Exchange ("TSX") nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.